# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYAN SPECIALTY HOLDINGS, INC., CIK 0001849253
CUSIP: 78351F107
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 155 NORTH WACKER DRIVE, SUITE 4000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001145037

## Reporting persons
- Patrick G. Ryan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 127,423,125; shared voting power 0; sole dispositive power 127,423,125; shared dispositive power 0; aggregate amount beneficially owned 127,423,125 (53.38% of the class)
  Comment: The table presents (i) 15,374,941 shares of Class A common stock, par value $0.001 per share ("Class A Shares") and (ii) 112,048,184 Class A Shares issuable upon conversion of the Common Units of New Ryan Specialty, LLC ("Common Units"), together with the cancellation of an equivalent number of shares of Class B common stock, par value $0.001 per share ("Class B Shares"). The percent ownership presented in the tables are calculated based on (i) 126,642,917 Class A Shares outstanding as of April 30, 2025, as reported on the Issuer's Form 10-Q, filed on May 2, 2025, plus (ii) 112,048,184 Class A Shares issuable upon conversion of 112,048,184 Common Units (and cancellation of Class B Shares).
- Shirley W. Ryan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 127,423,125; shared voting power 0; sole dispositive power 127,423,125; shared dispositive power 0; aggregate amount beneficially owned 127,423,125 (53.38% of the class)
  Comment: The table presents (i) 15,374,941 Class A Shares and (ii) 112,048,184 Class A Shares issuable upon conversion of the Common Units, together with the cancellation of an equivalent number of Class B Shares. The percent ownership presented in the tables are calculated based on (i) 126,642,917 Class A Shares outstanding as of April 30, 2025, as reported on the Issuer's Form 10-Q, filed on May 2, 2025, plus (ii) 112,048,184 Class A Shares issuable upon conversion of 112,048,184 Common Units (and cancellation of Class B Shares).
- Robert J. W. Ryan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 127,423,125; shared voting power 0; sole dispositive power 127,423,125; shared dispositive power 0; aggregate amount beneficially owned 127,423,125 (53.38% of the class)
  Comment: The table presents (i) 15,374,941 Class A Shares and (ii) 112,048,184 Class A Shares issuable upon conversion of the Common Units, together with the cancellation of an equivalent number of Class B Shares. The percent ownership presented in the tables are calculated based on (i) 126,642,917 Class A Shares outstanding as of April 30, 2025, as reported on the Issuer's Form 10-Q, filed on May 2, 2025, plus (ii) 112,048,184 Class A Shares issuable upon conversion of 112,048,184 Common Units (and cancellation of Class B Shares).

## Item 1. Issuer
Name of issuer: RYAN SPECIALTY HOLDINGS, INC.
Address of issuer's principal executive offices: 155 North Wacker Drive Suite 4000 Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: This statement is filed by Patrick G. Ryan, referred to herein as the "Reporting Person," and each of Shirley W. Ryan and Robert J. W. Ryan, collectively referred to herein as the "Additional Reporting Persons".
Address of principal business office or, if none, residence:
155 North Wacker Drive
Suite 4000
Chicago, IL 60606
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities include 15,374,941 Class A Shares and 112,048,184 Class A Shares issuable in respect of 112,048,184 Common Units and Class B Shares (collectively, the "Reported Securities"). The Common Units (together with an equal number of corresponding Class B Shares delivered for cancellation) are convertible into an equivalent number of Class A Shares (unless the Issuer chooses to settle such conversions in cash) and, prior to such exchange, the Class B Shares vote together with the Class A Shares on all matters and accordingly provide as-converted voting rights to the holder of Common Units.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
Pursuant to the Director Nomination Agreement, dated as of July 26, 2021, among Ryan Specialty Holdings, Inc., the Reporting Person and the other parties thereto (the "Agreement"), the Reporting Person serves as the authorized representative with discretion to exercise voting rights with respect to the Issuer's securities held by parties thereto (the "Ryan Party Securities"). In addition, the Reporting Person may have shared or sole control over the voting or disposition of Issuer securities that are held in certain trusts, entities and accounts managed by, or for the benefit of, members of the Reporting Person's immediate family and others, but which are not Ryan Party Securities under the Agreement ("Additional Ryan Securities"). With respect to the foregoing, in exercising such discretion with respect to the Ryan Party Securities and the Additional Ryan Securities (together, the "Reported Securities"), the Reporting Person consults with each of the Additional Reporting Persons, and as a result, each of the Reporting Person and the Additional Reporting Persons may be deemed to beneficially own the Reported Securities. The filing of this Statement shall not be construed as an admission that any of the Reporting Person, his spouse or any of the Additional Reporting Persons is or are for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Patrick G. Ryan: /s/ Patrick G. Ryan, Patrick G. Ryan (05/08/2025)
- Shirley W. Ryan: /s/ Shirley W. Ryan, Shirley W. Ryan (05/08/2025)
- Robert J. W. Ryan: /s/ Robert J. W. Ryan, Robert J. W. Ryan (05/08/2025)